December 14, 2017

Via EDGAR and Courier

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Jaffe Laboratories, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed December 5, 2017
File No. 333-220372

Dear Ms. Ravitz:

Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 13, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comment in italics as set forth in the Comment Letter.

In addition, the Company is concurrently filing an amended Registration Statement on Form S-1 (as amended, the “Registration Statement”).

We are subject to certain negative covenants set forth in the Notes, page 12

1.	Clarify if the material covenants mentioned in the second paragraph of this risk factor are the same as the negative covenants described in the first paragraph of this risk factor. Please also make similar disclosure in the fifth paragraph on page 60. If there are different material covenants, please disclose those in an appropriate location in your prospectus.

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 12 and 60 of the Registration Statement accordingly.

Amanda Ravitz

Use of Proceeds, page 48

2.	File as an exhibit the note issued to Leman Cardiovascular S.A. Also, tell us how you intend to satisfy your remaining obligations under that note and revise your disclosure as appropriate. Disclose under “Liquidity and Capital Resources” whether you believe that the net proceeds from your offering after intended uses, together with the cash generated from operations and your current cash and cash equivalents, will be sufficient to meet your anticipated operating liquidity and capital resources requirements for at least the twelve months following your offering.

Company Response: The Company acknowledges the Staff’s comment and has filed the note issued to Leman Cardiovascular S.A. as Exhibit 10.35 to the Registration Statement, and has revised its disclosure on pages 48 and 60 of the Registration Statement accordingly.

Should you have any questions or require any additional information, please contact Hancock Jaffe Laboratories, Inc., attention Bill Abbott, by phone at (949) 387-9279, or by e-mail at billabbott@hjlinc.com.

Sincerely,

/s/ Benedict Broennimann, M.D.

Benedict Broennimann, M.D.
Co-Chief Executive Officer
Hancock Jaffe Laboratories, Inc.

Cc:	Tim Buchmiller, U.S. Securities and Exchange Commission
Tom Jones, U.S. Securities and Exchange Commission
Gary Todd, U.S. Securities and Exchange Commission
Jeanne Bennett, U.S. Securities and Exchange Commission
Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael Hedge, K&L Gates LLP